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                                                 HUNTON & WILLIAMS LLP
                                                 BANK OF AMERICA PLAZA
                                                 SUITE 3500
                                                 101 SOUTH TRYON STREET
                                                 CHARLOTTE, NORTH CAROLINA 28280

                                                 TEL      704-378-4700
                                                 FAX      704-378-4890


                                                 ANDREW A. GERBER
                                                 DIRECT DIAL: 704-378-4718
                                                 EMAIL:   agerber@hunton.com

                                                 File No: 64056.000004

December 9, 2004

VIA OVERNIGHT DELIVERY AND EDGAR

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


      RE:   GREAT WOLF RESORTS, INC.
            REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-118148)

Dear Ms. Garnett:

      This letter sets forth the response of Citigroup Global Markets Inc. ("Citigroup") to the verbal comment of the staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced Registration Statement. The Staff's comment was provided verbally to the undersigned during a conversation on December 8, 2004.

i-Deal Email submission

1. Comment: Please revise the email to provide specific contact information, including an address and telephone number, that investors may contact to obtain a paper copy of the prospectus.

      Response: The email has been revised to provide a specific contact information that investors may use to obtain a paper copy of the prospectus. The text of the revised email to i-Deal participants is attached as EXHIBIT A hereto (Word version and screenshot). In addition, we have supplementally provided a marked copy of the revised email reflecting changes from the email provided to the Staff by letter dated December 7, 2004.


                                 *      *      *
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Ms. Karen J. Garnett
December 9, 2004
Page 2

      If you have any questions or require any further information concerning these responses, please call the undersigned at (704) 378-4718 or Stephen D. Leasure at (704) 378-4737.

                                                 Very truly yours,

                                                 /s/ Andrew A. Gerber

                                                 Andrew A. Gerber


cc:   James A. Calder (Great Wolf Resorts, Inc.)
      J. Michael Schroeder (Great Wolf Resorts, Inc.)
      David C. Wright (Hunton & Williams LLP)
      Alan J. Prince (King & Spalding LLP)
      L. Neal Wheeler (King & Spalding LLP)
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                                                                       EXHIBIT A

TEXT OF I-DEAL EMAIL (AS REVISED)

This email is being sent by direction of Citigroup Global Markets Inc. ("Citigroup") to provide you with the access to the i-Deal Prospectus delivery service facilitating electronic delivery of the equity offering preliminary prospectus dated November 26, 2004 (the "Preliminary Prospectus") and/or any amendments of or supplements to the Preliminary Prospectus that are otherwise recirculated via paper recirculation to Citigroup's institutional clients prior to the final prospectus information becoming available (collectively, the "Preliminary Offering Materials"). A final prospectus and confirmation will be sent to you only in paper format. The link in this email will allow you to electronically access the Preliminary Offering Materials identified below for Citigroup's current equity offering for Great Wolf Resorts, Inc. This is a registered public offering under the U.S. securities laws.

If you do NOT wish to receive equity offering Preliminary Offering Materials from Citigroup via this electronic delivery platform, please let us know by replying to this e-mail and indicating that you wish to be removed from this e-mail list. If you do not access the documents referred to below, a paper copy of such documents will be mailed promptly to you with no further action on your part.

---------------

To complete electronic delivery of the Preliminary Offering Material as described more fully above, please review the disclaimers below and click on the personalized link that will take you to a PDF version of the materials identified below for this offering. Clicking on this link will indicate that you have agreed to the disclaimers in this email and consent to electronic delivery of the following document: PRELIMINARY PROSPECTUS DATED NOVEMBER 26, 2004. Your consent is applicable only to the receipt of the foregoing document(s).

If you are having any trouble downloading this document, please call the i-Deal Prospectus help desk at (212)-849-5024 for technical assistance.

*     *     *

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

THIS ANNOUNCEMENT IS NOT TO BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND IS NOT TO BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FURTHER FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS
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ANNOUNCEMENT IN WHOLE OR IN PART IS UNAUTHORIZED. FAILURE TO COMPLY WITH THIS
DIRECTIVE MAY RESULT IN A VIOLATION OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

CONSENT TO ELECTRONIC DELIVERY OF OFFERING DOCUMENTS (Does not waive your ability to receive traditional hard-copy delivery of the final prospectus).

By clicking on the link below, you are agreeing to the disclaimers above and are consenting to delivery to you of the PRELIMINARY PROSPECTUS DATED NOVEMBER 26, 2004 for the offered securities of Great Wolf Resorts, Inc. by means of electronic delivery by, or on behalf of, Citigroup via posting to this website where you can access and print such documents in lieu of a delivery of a physical copy of the prospectus materials.

If you accept electronic delivery of these materials through this platform, Citigroup, through this service, will notify you by e-mail of the posting of any amendment of or supplement to the Preliminary Offering Materials for this offering. At that time, you will be asked again to provide your consent to the electronic delivery of the relevant document.

You will need Adobe Acrobat Reader version 4.0 or higher in order to view the offering documents, any amended offering documents posted on this website. You will also need browser software, such as Internet Explorer version 5.0 or higher or Netscape Navigator version 4.7 or higher, to view the documents. There may be some external costs associated with electronic delivery (for example, your internet delivery service may charge you for time spent online, which you should review with your internet provider).

A paper copy version of the Preliminary Offering Materials referred to above may be obtained by calling your personal Citigroup Global Markets Inc. financial consultant or sales representative or by writing or calling Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220 (tel: 718-765-6732).

You may call for free technical assistance relating to the use of this service for accessing these Preliminary Offering Materials for Great Wolf Resorts, Inc. at the i-Deal Prospectus help desk at (212) 849-5024.

          ------------------------------------------------------------

You have received a document delivery from Citigroup (Equity). Please pick up your PRELIMINARY PROSPECTUS DATED NOVEMBER 26, 2004 by December __, 2004 at the following Web address:

http://delivery.i-dealprospectus.com/?id=%3a956%40%2f%3e5%3c58

Click on the above Internet address or copy and paste the Internet address into your browser.

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                                                                       EXHIBIT A


                                  [DESCRIPTION]

                          [SCREENSHOT OF I-DEAL EMAIL]